

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Angelo Rufino
Chairman and Chief Executive Officer
Bain Capital GSS Investment Corp.
200 Clarendon Street
Boston, MA 02116

> **Re: Bain Capital GSS Investment Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 13, 2025**
> **CIK No. 0002064355**

Dear Angelo Rufino:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 13, 2025
Summary
Our Sponsor, page 2

1.   We note your disclosure that your sponsor is an affiliate of BCSS, which is an affiliate of Bain Capital, and that you discuss the investment strategies of each. Please revise disclosure here and on page 120 to identify the controlling persons of your sponsor and disclose the persons who have direct and indirect material interests in your sponsor and the nature and amount of their interests. Please also clarify what material roles and responsibilities BCSS and Bain have in directing and managing your activities, and address their experience in organizing special purpose acquisition companies and the extent to which they are involved in other special purpose acquisition companies. See Items 1603(a)(3), (4), and (7) of Regulation S-K.

<u>Compensation of Sponsor, Sponsor's Affiliates and Directors and Officers, page 15</u>

2.   Please revise your tabular disclosure to include the repayment of up to $300,000 in loans made to you by your sponsor, the consideration given for the private placement units, and the founder shares transferred to each of your two independent director nominees prior to this offering. Please also disclose that additional shares may be issued for no additional consideration to the sponsor, affiliates or promoters in the event of an increase in the size of the offering and upon conversion at the time of an initial business combination, in each case in order to maintain a founder share interest of 20%. Make similar disclosure on the cover page, and to the extent you have not already done so, disclose whether and the extent to which such securities issuances may result in a material dilution of the purchasers' equity interests. See Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

<u>The Offering</u>
<u>Founder shares, page 26</u>

3.   Please revise, here or elsewhere in the Summary or The Offering sections as appropriate, to disclose, if true, that as long as the sponsor holds founder shares or private placement units, it will be entitled to nominate three individuals for appointment to your board of directors upon and following consummation of an initial business combination, as you discuss on page 162 and elsewhere.

<u>Founder shares conversion and anti-dilution rights, page 30</u>

4.   Please revise, here and elsewhere as appropriate, to clarify whether any redemptions of Class A ordinary shares prior to or in connection with an initial business combination will be subtracted in the calculation of the anti-dilution adjustment.

        Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pamela Long at 202-551-3765 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Derek Dostal